Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
International Plaza
750 Lexington Avenue
New York, NY 10022-1200
Tel. (212) 888-8200
Fax. (212) 888-7776

February 13, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attn:	Russell Mancuso, Branch Chief

RE:	Forticell BioScience, Inc. (formerly known as Ortec International, Inc.)
Amendment No. 6 to Form SB-2
Filed February 12, 2008
File No. 333-146142

Gentlepersons:

1.
Please provide us your analysis that supports your conclusions in your response to prior comment 4 as it applies to each selling shareholder in the table beginning on page 38. We note, for example, that given the number of your shares registered on Form S-2 file no. 333-124773 for sale by SDS Capital, the analysis required by prior comment 4 would seem to indicate that no additional shares would be included for that selling shareholder in the current registration statement; however, your response to prior comment 4 and the disclosure in your prospectus appears to indicate that you are registering additional shares for sale by SDS Capital.

Response:

We have recalculated the number of shares that we can register for each of the six Selling Stockholders referred to in our February 12, 2008 letter. In our analysis we have used as the maximum number of registrable shares any Selling Stockholder (or group) could register in this registration statement and in prior registration statements is 10% of Forticell’s common shares outstanding held by non-affiliates (1,131,210 shares).

No reduction has to be made in the number of shares registered for any other Selling Stockholder because of shares registered for such Selling Stockholder in previous registration statement.

U.S. Securities & Exchange Commission
February 13, 2008

Jason Adelman

Total permitted (one half of 1,131,210 shares because he and Michael Liss constitute a group)		565,605
Less - registered in previous registration statements for Jason Adelman for CGA Resource LLC (an affiliate of Mr. Adelman)	343,085 74,208
	417,293	417,293
Additional shares that may be registered		148,312
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - common shares		269,353
Total to be listed in this prospectus		417,665

Matthew Balk

Total permitted to be registered	1,131,210
Less - registered in previous registration statements	62,566
Additional shares that may be registered	1,068,644
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - shares underlying Series B-1, EPA, F and FPA warrants	45,772
Total to be listed in this prospectus	1,114,416

U.S. Securities & Exchange Commission
February 13, 2008

Michael Liss

Total permitted to be registered (one half of 1,131,210 because he and Jason Adelman are a group)	565,605
Less - registered in previous registration statements	31,055
Additional shares that may be registered	534,550
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - shares underlying Series C and F warrants	5,707
Total to be listed in this prospectus	540,257

SDS Capital Group SPC, Ltd.

Total permitted to be registered	1,131,210
Less - registered in previous registration statements	1,022,742
Additional shares that may be registered	108,468
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - shares underlying Series E and F warrants	342,507
Total to be listed in this prospectus	450,975

U.S. Securities & Exchange Commission
February 13, 2008

SXJE LLC

Total permitted to be registered	1,131,210
Less - registered in previous registration statements	75,439
Additional shares that may be registered	1,055,771
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - shares underlying Series F warrants	10,934
Total to be listed in this prospectus	1,066,705

The four Visium funds (as one group)

Total permitted to be registered	1,131,210
Less - registered in previous registration statements	1,120,002
Additional shares that may be registered	11,208
Plus shares previously registered and continued to be registered as a result of this registration statement being an amendment to prior registration statements - common shares	560,002
Total to be listed in this prospectus	571,210

Amendment no. 7 to Forticell’s registration statement makes the changes in the number of registered shares as set forth above.

U.S. Securities & Exchange Commission
February 13, 2008

2.	Please revise your document to reflect the revisions mentioned in your February 12, 2008 fax to us.

Response:

Amendment no. 7 to the registration statement reflects the changes mentioned in our February 12, 2008 fax to you.

Yours very truly,

/s/ Gabriel Kaszovitz
Gabriel Kaszovitz

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